FIRST
WILKOW
VENTURE


                                January 19, 2006


FILED ON EDGAR
FAXED - (202) 942-9635

Mr. Jorge Bonilla
Senior Staff Accountant,
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549

                 Re:   First Wilkow Venture (the "Partnership")
                       Form 10-K for the year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2004 File no. 0-7798

Dear Mr. Bonilla:

         In response to your letter of January 9, 2006, set forth below (in an order that corresponds to your comments) is the supplemental information requested:

Form 10-K for the fiscal year ended December 31, 2004
Note (2) Investments in Real Estate Partnerships and Co-Tenancies, page 28

         1. Per your request an analysis was done to quantify the effect that would result on the balance sheet from using the equity method instead of the cost method for the referenced investments. The results of the analysis (see Schedule A) reveal that the cumulative effect to the Investment in Partnership Account was overstated by approximately 3%, or $152,686. To rectify the overstatement we respectfully ask that we be allowed to make the necessary adjustments in fiscal year 2005. In addition, beginning in fiscal year 2005, we agree to use the equity method for the six investments that made up the analysis as well as any new investments that may be made by the Partnership in the future.

                               Sincerely,

                               FIRST WILKOW VENTURE

                               /s/ Marc R. Wilkow
                               ---------------------
                               Marc R. Wilkow
                               General Partner


MRW:srq




     an Illinois limited partnership / real estate investments / management
        180 north michigan avenue, chicago, illinois 60601 (312) 726-9622

SCHEDULE A
FIRST WILKOW VENTURE - RECAP OF COST METHOD PARTNERSHIPS
12/31/2004


I.  PRE 1995 ENTITIES AND "IMMATERIAL" ENTITIES
-----------------------------------------------

Duke Realty LP                         pre 1995
First Candlewick Associates            pre 1995
Second Wilkow Venture                  pre 1995
Wilkow/Retail Partners LP              pre 1995
Lake Cook Office Bldg IV               pre 1995
M & J/Eden Prairie LP                  post 1995 - sold in '04
Mid Oak Plaza LLC                      post 1995 - immaterial
North LaSalle Street LP                post 1995 - no activity




II. "MATERIAL" ENTITIES
-----------------------

                                                                                      (Understated)
                                                      Cost Method    Equity Method      Overstated
                                           Year          Income      Income (Loss)        Income
                                           ----          ------      -------------        ------
M & J/2121 K Street LLC                    2004             0.00         1,263.00       (1,263.00)

M & J/LaSalle Assoc. LP                    2004        25,781.00        17,291.00        8,490.00
(note: Pre 2004 ownership interest was
only .2262%)

M & J/Louisville LLC                       2003             0.00       (25,048.00)      25,048.00
                                           2004        28,125.00        15,554.00       12,571.00
                                                      -------------------------------------------
                                                       28,125.00        (9,494.00)      37,619.00

M & J/Battery LLC                          2001         8,569.00        14,041.00       (5,472.00)
                                           2002        29,255.00        25,007.00        4,248.00
                                           2003        29,813.00        29,243.00          570.00
                                           2004        58,557.00        29,043.00       29,514.00
                                                      -------------------------------------------
                                                      126,194.00        97,334.00       28,860.00

M & J/Clark Street, LLC                    2000         6,953.00        31,409.00      (24,456.00)
                                           2001        54,238.00        35,795.00       18,443.00
                                           2002        30,582.00        28,922.00        1,660.00
                                           2003             0.00       (13,401.00)      13,401.00
                                           2004             0.00       (70,372.00)      70,372.00
                                                      -------------------------------------------
                                                       91,773.00        12,353.00       79,420.00

M & J/NCT Louisville LP                    2000        33,750.00         8,988.00       24,762.00
                                           2001        27,000.00        12,549.00       14,451.00
                                           2002         6,750.00        18,335.00      (11,585.00)
                                           2003             0.00        22,110.00      (22,110.00)
                                           2004        10,923.00        16,881.00       (5,958.00)
                                                      -------------------------------------------
                                                       78,423.00        78,863.00         (440.00)

Totals By Year:
                                           2000        40,703.00        40,397.00          306.00
                                           2001        89,807.00        62,385.00       27,422.00
                                           2002        66,587.00        72,264.00       (5,677.00)
                                           2003        29,813.00        12,904.00       16,909.00
                                           2004       123,386.00         9,660.00      113,726.00
                                                      -------------------------------------------
                                                      350,296.00       197,610.00      152,686.00
Cumulative Balance Sheet Effect                                                        152,686.00